Exhibit 99.1
Filed by Pacific Premier Bancorp, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Grandpoint Capital, Inc.
SEC Registration Statement No.: 333-224167

Pacific Premier Bancorp
Pacific Premier Bancorp Q1 2018 Conference Call
May 1, 2018 at 12:00 PM Eastern

CORPORATE PARTICIPANTS Steve Gardner - Chairman and Chief Executive Officer Ron Nicolas - Sr. Executive Vice President and Chief Financial Officer

Pacific Premier Bancorp
May 1, 2018 at 12:00 p.m. Eastern
Operator
Good day. And welcome to the Pacific Premier Bancorp First Quarter 2018 Conference Call. All participants will be listen-only mode. Should you need assistance, please signal a conference specialist by pressing the star key, followed by zero. After today’s presentation, there will be an opportunity to ask questions. To ask a question, you may press star, then one on a touchtone phone. To withdraw your question, please press star, then two. Please note this event is being recorded.

I would now like to turn the conference over to Mr. Steve Gardner, Chairman and CEO of Pacific Premier Bancorp. Please go ahead.

Steven Gardner
Thank you, Austin. Good morning, everyone. I appreciate you joining us today. As you're all aware, earlier this morning, we released our earnings report for the first quarter of 2018. I'm going to walk through some of the notable items, Ron Nicolas is going to review a few of the financial details, and then we'll open up the call to questions.

I'll also note that in our earnings release this morning, we have the Safe Harbor statement relative to the forward-looking comments and I'd encourage all of you to take a look and read through those.

Overall, this was a very busy and productive quarter for our team as we managed a number of projects and priorities. We have nearly completed the integration of the Plaza Bancorp clients and employees and are well prepared for the system conversion, which is set for this coming weekend. We conducted due diligence, negotiated and signed a definitive agreement announcing the acquisition of Grandpoint Capital.

We have made significant headway in integrating the Grandpoint team and we have identified the regional presidents for the combined company in each of our key markets. Additionally, all Grandpoint employees have been notified in writing of their status following the closing of the transaction.

Our team is planning and preparing for the Grandpoint system conversion, which will take place in October of this year. And importantly, we generated quality, profitable growth during the first quarter of this year.

On a GAAP basis, we reported net income of $28 million, or $0.60 per diluted share in the quarter, which includes $936,000 of merger-related expense. Excluding the merger-related expense, we generated $0.62 in earnings per share generating a return on average assets of 1.43% and a return on average tangible common equity of 16.95%.

On our last call, we mentioned that the strong loan production we had in the fourth quarter had resulted in a pipeline being softer going into the New Year. Our loan closings during the quarter reflected that fact as we generated $488 million of new loan commitments, which is down from the fourth quarter, but 7% higher than the first quarter of last year.

It’s also worth noting that, despite the increased business optimism following the implementation of corporate tax reform, we did not see that sentiment materialize into higher loan demand. Instead, clients who were benefiting from lower tax rates and strong liquidity positions are paying down debt and deleveraging their balance sheets.

Additionally, we’ve seen increasing competition within multi-family and investor-owned CRE asset classes, which has resulted in unattractive yields for some of these loans. Our disciplined approach to appropriately pricing risk will not change. And as such, we saw our production soften for these loan types. In aggregate, our new commitments on multi-family and investor CRE loans was approximately $95 million lower than last quarter.

Again, this drop was a function of our decision to raise interest rates on these loan products and, to a lesser extent, the broader softness in overall loan demand. We will continue to focus on the key areas where our expertise, relationships, and outstanding service enable us to generate more attractive risk-adjusted yields.

Most notably, these are C&I, construction, franchise, and SBA loans, which accounted for the majority of our loan production in the first quarter totaling $363 million, or 74% of new loan commitments. As a result of our focus on higher yielding asset classes, importantly, the average rate on our new loan production was 5.27%, up from 5% last quarter.

We remain optimistic that the simulative effects of tax reform and a strengthening economy will translate into increased loan demand and we may be seeing the first signs of that pickup in demand as our loan pipeline has begun to build and we are hopeful that will translate into higher loan originations in the coming months.

Our focus on higher yielding loans is helping to mitigate the impact of increasing deposit cost on our net interest margin. Deposit pricing has become increasingly competitive and we are seeing the most pronounced effect on our money market products, where a good portion of our commercial deposit balances are maintained.

Despite the competition, we grew our deposits overall during the quarter by 7% annually and in particular, our non-interest-bearing deposits by almost 4%, highlighting the positive impact of our relationship-focused business model. Overall, we saw a 7 basis point increase in our cost to deposits during the first quarter. However, due to the higher yields on earning assets, we were still able to hold our core net interest margin flat at 4.26%.

Of course, the most significant event of the quarter was the announcement of our acquisition of Grandpoint Capital. With Grandpoint, we are able to achieve two major elements of our long-term strategic plan: add a highly talented and experienced commercial banking team that will strengthen and build upon our presence in the Southern California market; and add sufficient scale in surpassing the $10 billion asset threshold in a meaningful way, thus further improving our operating leverage and efficiency.

Following the completion of this transaction, Pacific Premier will be a nearly $12 billion commercial bank with a strong position in some of the most attractive markets in the country. As I previously mentioned, we have already completed a significant amount of the integration and are eager to close this transaction and begin leveraging the combined strengths of both organizations.

One of the areas that we are particularly optimistic about is the specialty deposit product team at Grandpoint. In the current environment, low-cost deposit gathering capability takes on even greater importance and as such, we are making investments in this area to further enhance the team’s ability to track new clients to the combined bank.

Looking ahead to the rest of 2018, we believe this will be a year in which we further strengthen the franchise and build upon the solid foundation that will be instrumental in driving additional value in the years ahead.

We have clear priorities in place for 2018. First, we are focused on completing the integration of Plaza in this coming weekend. Following the system conversion, we expect to see additional cost savings start to flow through from this transaction in the third quarter.

Second, we are focused on completing the Grandpoint acquisition, fully integrating their operations, the conversion of their core systems, and realizing the synergies that we project for this transaction.

Third, we are preparing for the heightened regulatory requirements as we cross the $10 billion asset threshold. To this end, we continue to make investments in the company’s infrastructure, systems, and people to ensure that we meet the expectations for a high growth regional bank.

And fourth, we remain focused on generating quality, profitable growth in both loans and deposits. With the addition of Grandpoint, coupled with our unique approach to business development and client acquisition, we will be well positioned to further improve the company’s franchise value.

With that, I am going to turn the call over to Ron to provide a little bit more detail on our first quarter results.

Ron?

Ronald Nicolas
Thanks, Steve, and good morning, everyone. As in the past, I will be reviewing some of the more significant items in the quarter, focusing primarily on the linked-quarter comparison.

As highlighted in our earnings release, reported net income was $28 million for the quarter and we earned $0.60 per diluted share, compared with net income of $16.2 million and $0.36 per diluted share in the fourth quarter of 2017.

As Steve mentioned, excluding the merger-related costs, we earned $0.62 per share on a fully diluted basis, a $0.06 increase over the prior quarter’s operating EPS. Major items impacting the quarter's results include: our Plaza acquisition, included for a full three months in the current quarter; our effective tax rate for the quarter, which came in at 24% compared with 38% in the prior quarter; total revenue, which increased $1.3 million to $88.9 million for the first quarter, despite two less days of interest and lower accretion; and lastly, total operating expense excluding merger-related costs came in at $48.9 million compared with $44.5 million in the prior quarter.

Taking a closer look at the income statement, our total revenue was driven by higher net interest income of $81.3 million, a $3.1 million increase, compared with the prior quarter of $78.2 million. Favorably impacting net interest income for the quarter was the inclusion of Plaza for the full quarter, which contributed $4 million in net interest, as well as higher earning asset yields and average balances, apart from Plaza, which contributed $3.5 million.

Partially offsetting these favorable impacts were two less days of interest income, lower accretion, and prepayment income, and higher overall cost of funds. Our net interest margin decreased to 4.5% from 4.56% in the prior quarter with accretion income accounting for $3.7 million for the quarter compared with

$4.7 million in the prior quarter.

Excluding the impact of accretion, our core net interest margin remained unchanged at 4.26%. Our overall cost of deposits of 0.39% increased 7 basis points, driven predominantly by higher money market rates. As we previously guided, our net interest margin benefited from the Fed rate hike but was effectively offset by the increase in our cost of funds.

We expect our core net interest margin to remain fairly consistent in the 4.25% to 4.3% range for the second quarter.

The company recorded a provision for loan loss of $2.3 million in the quarter, compared with $2.2 million in the prior quarter. The small increase was primarily due to slightly higher net charge-offs and to a lesser extent, a small change in our first quarter loan originations mix. Going forward, we expect our loan loss provision to be in the $2.5 million to $3.0 million range per quarter as the fair value discount on acquired loans amortizes down.

Non-interest income of $7.7 million decreased $1.8 million from the prior quarter, which included a decrease of $2.2 million on recoveries of previously charged-off acquired loans. Loan sale gains of $3 million were comparable to the prior quarter and included our re-occurring SBA loan sales of $36 million, essentially flat to the prior quarter. For the second quarter, we expect our non-interest income to be in the range of $7.5 million to $8.0 million, based upon recurring income and normal business activities.

Our non-interest expense came in at $48.9 million, excluding $936,000 of merger-related costs, compared with $44.5 million in the prior quarter. The majority of the increase is attributable to the Plaza operations, which previously had a monthly expense run rate of approximately $3 million. To-date, we believe we have captured approximately 50% of the total projected cost savings. The majority of the remaining cost savings is expected to be fully realized by the end of the second quarter following the system conversion this weekend.

Our non-interest expense was also negatively impacted by seasonally higher payroll tax expense, which contributed $1.2 million to our increased compensation costs sequentially. Staffing finished the quarter at 883 employees, compared with 842 as of December 31st. Of the 41 staff additions, 74% were in revenue-producing-related positions.

We anticipate our quarterly expense run rate to be approximately $50 million to $51 million in the second quarter as we complete the Plaza system conversion and continue to prepare for the Grandpoint closing and surpassing the $10 billion mark. Notably, we anticipate the full benefit of cost savings from Plaza to be realized in Q3 this year and for Grandpoint in Q1 of 2019.

Our effective tax rate was 24.1% in the first quarter compared to 38.6% for the fourth quarter of 2017. Impacting the effective tax rate was the tax effect of exercise invested share-based compensation awards, resulting in a $1.4 million tax benefit to the company for the first quarter of 2018. As we guided previously, we expect our estimated full-year effective tax rate to be approximately 27% to 28% pre-Grandpoint.

Turning now to the balance sheet highlights, total assets came in at $8.1 billion with total gross loans of $6.2 billion, an increase of $51 million for the quarter. Loan growth was impacted by lower new loan commitments of $488 million. Our new loan origination and commitment yields came in at 5.27% for the quarter compared with $5.0% in the prior quarter. Although prepayment rates fell compared with the prior quarter, line utilization rates were flat to the prior quarter.

Our investment portfolio finished the quarter at $888 million, compared with $806 million at the end of the first quarter. We saw a 20 basis point increase in our securities portfolio yield, primarily related to new investments in higher yielding MBS and corporates.

Total deposits finished the quarter at $6.2 billion, growing 7% annually, with non-maturity deposits of $5.1 billion, or 82% of total deposits. We saw solid growth in our non-interest-bearing deposits of almost 4% sequentially, while interest-bearing money market accounts remain relatively flat in an increasingly competitive rate environment. Our loan-to-deposit ratio finished the quarter at 100.8%, down from the prior quarter of 101.8%.

Lastly, taking a look at the allowance and asset quality, our allowance for loans loss ended the quarter at $30.5 million, an increase of $1.6 million from the prior quarter. Our allowance to loans coverage ratio ended the quarter at 0.49% of total loans held for investment, compared with 0.47% in the prior quarter.

Notable, we now have approximately 36% of our total loan portfolio under fair value accounting with a total discount of $24.5 million, or 0.39% of total loans held for investment. Although we saw modest increases in both non-performing loans and delinquencies in the quarter, both credit measures remain at relatively low levels.

With that, we would be happy to answer any questions you may have. Operator, please open up the call for questions.

QUESTIONS AND ANSWERS

Operator
At this time, if you would like to ask a question, please press star, then one on your touchtone phone. If you are using a speakerphone, please pick up your handset before pressing the keys. If at any time your question has been addressed and you would like to withdraw your question, please press star, then two.

The first question comes from Matthew Clark with Piper Jaffray. Please go ahead.

Matthew Clark
Hi, good morning.

Steven Gardner
Good morning.

Matthew Clark
Steve, maybe you can talk a little bit about your outlook on loan growth for the year. I think historically, or more recently you’ve talked about high-single-digit, low double-digits on an organic basis. Do you still feel good about that range for this year?

Steven Gardner
I think that, as we get more visibility, Matt, as we move through the year, we’ll have some better clarity. I think given our unique sales culture and focus on business development, that there is no reason we can’t grow in the high-single-digits, potentially better, but we’ll leave it at that.

As I did mention, we are starting to see the pipeline build somewhat here from where we were at early part of January. And so, that is encouraging. But at the same time, we are going to maintain our discipline around pricing. We could certainly get more volume if we wanted it, but not at the kind of yields that are available in the marketplace by some of our competitors.

Matthew Clark
Okay. Great, and then, on the expense run rate in the upcoming quarter of $50 million, where do you expect the step up to be there? You talked about the $1.2 million of seasonality in comp line, but it seems like that comp line might still move a little higher here in 2Q. I am just curious what the kind of moving parts are in the upcoming quarter?

Steven Gardner
Yes, as Ron mentioned, the headcount was up in Q1 over where we ended Q4. In part, that’s in preparation for closing Grandpoint, having the system conversions teams in place and prepared to do two conversions in the year, but the majority of those hires were in revenue-producing areas in the bank, and so we expected to benefit from it. I think that one of the things historically that we’ve talked about is, we have always been willing and I can say this as long as I’ll be here, we will always hire ahead of the curve and where we expect to be in 12 to 18 months from a size and complexity standpoint. And that was certainly the case here in Q1.

Matthew Clark
Okay. And then, on the production in the quarter, and kind of the net loan growth overall, I guess, how much do you think you kind of let go or just turn in terms of new business kind of turned away in the quarter just by being more disciplined in kind of maintaining your pricing?

Steven Gardner
Sure. I don’t know if we were necessarily more disciplined. I think we sort of approached it just as we always do, maybe some of our brethren may have been less so. As I mentioned, our CRE and multi-family was down by nearly 50% compared to where it was in Q4, $100 million. So, we’ll see. I think that folks will start to realize that they can’t originate or it’s not prudent long-term to originate loans at some of the yields that we’ve seen.

But regardless, we’ll remain disciplined. We think that we had a lot of activity going on in Q1. I am never going to allow any of our managers to have that as an excuse. But I think it is a reality that played in a little bit. And we are encouraged by the building of the pipeline that we are seeing here over the last several weeks.

Again, we’ll see whether that pulls through and translates into additional loan production. And then, we’ll see where we come out on the payoffs and paydowns in the loan portfolio that obviously have an impact on net growth.

Matthew Clark
Got it. Great. Thanks.

Operator
And our next question comes from Jackie Bohlen with KBW. Please go ahead.

Jackie Bohlen
Hi, good morning, everyone.

Steven Gardner
Hi, Jackie.

Ronald Nicolas
Good morning, Jackie.

Jackie Bohlen
Steve, I wondered, and I am assuming that that may likely relate to the FTEs that we’ve been talking about, but what are some of the other investments you’ve been making to attract new customers that you spoke about in your prepared remarks?

Steven Gardner
I mentioned that Grandpoint has an attractive specialty deposit products group. We’ve already started to make some investments around that group. It was something that we had been thinking about for some time, was one of the attractive aspects of Grandpoint to us.

And, so we’ve been making some investments around those people and then seeing where we can utilize some synergies from the investments we’ve made in technology around HOA and implement those in some of these various specialty deposit products groups. And then some of the other investments have gone into some of the upgrades that we’ve made in relationship bankers, some of our senior commercial bankers, and then market presidents, as well.

Jackie Bohlen
Okay. And on the deposit front, just in light of what seems to be perhaps a more cautious stance on what loan growth could be versus prior periods. How does that impact your thoughts on deposit growth, money market and time accounts and then the pricing you are seeing on those accounts?

Steven Gardner
We are seeing some pretty aggressive pricing out there by both banks and non-banks, some of the money market funds that are available. We are going to continue to maintain our discipline around it, deal with our customers individually and in the way that we manage the total relationship and view those and then, add in our approach to business development. New client acquisition, I think is, we continually seek to improve that and get better in that area and that’s no different today. And that’s what’s allowed us to grow more quickly than others I think in the past. And I don’t see that changing going forward.

Jackie Bohlen
Okay. And what are you--as you think about all of that, how are you thinking about deposit growth? I know you look to match it with loan growth, but might it exceed loan growth if loan growth is a little slower this year?

Steven Gardner
It’s hard to say. It could be the case, but as I said, I am cautiously optimistic on the growing pipeline. But I think it does bear watching here. My comments earlier regarding what we have seen a little bit, which is, as the Fed has moved up, and as interest rates have moved up, some of our clients are utilizing the excess liquidity and cash that they have to delever their balance sheet.

So, that impacts us on both sides of our balance sheet, both liabilities and assets. It remains to be seen whether this trend continues and how widespread it is. So, I think we will have better clarity and visibility as we move through the year here.

Jackie Bohlen
Okay. Thank you very much for the added color. That’s helpful. I’ll step back.

Operator
Our next question comes from Gary Tenner with D.A. Davidson. Please go ahead.

Gary Tenner
Thanks, good morning.

Steven Gardner
Good morning, Gary.

Gary Tenner
Ron, on your non-interest expense, for second quarter 50, 51, just to clarify, is that a core number, or does that include any assumptions on conversion costs or any other merger-related cost in there?

Ronald Nicolas
Well, that is a core number, but of course, that includes the additional personnel related to the system conversion. So we have some hangover of folks, obviously still with us from Plaza who are seeing us through the conversion and then some as we work through some of the documentation and reconciliation process post-conversion. So there is some excess people that will subsequently go away. But we do count those as core and that 50, 51 is that total core number.

Gary Tenner
Okay. Thanks. And then, I noticed this quarter, you started, you broke out interchange fees, which I don’t think you had broken out in the income statement previously, obviously it was up a lot on a year-over-year basis, which I assume is just over the course of the additional, with Plaza and otherwise. Do you have a sense of what the Grandpoint interchange income is, how it relates to yours in terms of size trying to get to kind of an all-in number as it relates to the Durbin amendment?

Ronald Nicolas
Yes, I don’t have that number handy, Gary. But, you are absolutely right. We did break it out as a result of some enhanced reporting and revenue recognition pronouncement that came out from an accounting standpoint. We felt that it was material enough where we needed to disclose that. But I can follow-up with you subsequent on that, the Grandpoint-related interchange fees.

Steven Gardner
Keep in mind also, Gary, that increase that you are seeing year-over-year is the benefit of not only Plaza, but also Heritage Oaks. So that’s important to note.

Gary Tenner
Okay. Thanks. And then, I think my headset actually gave up while asking the question. So I apologize if it broke off in the middle. Thanks, guys.

Steven Gardner
Very good. Thanks, Gary.

Operator
Again, if you would like to ask a question, please press star, then one.

Our next question comes from Andrew Liesch with Sandler O'Neill. Please go ahead.

Andrew Liesch
Good morning guys. Just one question from me here. The securities build in the quarter, was that driven by loan growth being or with your being more selective on loan growth and the pace being slower or was there any other contrast decision to build that book further?

Steven Gardner
No, it’s really, partially as we prepare for Grandpoint and to keep the securities portfolio around that 10% to 12% of total asset level. That’s all it had to do with, Andrew.

Andrew Liesch
Okay. You’ve covered my other few questions. So I’ll step back.

Steven Gardner
Thank you.

Operator
Our next question comes from Tyler Stafford with Stephens. Please go ahead.

Tyler Stafford
Hi, good morning guys.

Steven Gardner
Good morning.

Ronald Nicolas
Hi, Tyler.

Tyler Stafford
I just have one more pending question. Thank you for all the outlook. In terms of just the core margin expectations, Ron, any thoughts on the impact from Grandpoint in the third quarter? I know it’s early and hasn’t closed, but just any initial framework to be thinking about?

Ronald Nicolas
No, Tyler, not at this juncture. Obviously, we are working through all of the acquisition considerations including the fair value and, obviously, then the impacts of accretion, but I really don’t want to comment on at this time. It’s a little too early yet and premature.

Tyler Stafford
Okay, no that’s fine. And maybe just one more then, in terms of the fee income guide for 2Q, does that assume any additional loan sales other than the SBA in the second quarter?

Ronald Nicolas
No, it doesn’t.

Tyler Stafford
Okay, okay. Thanks guys. That’s it for me.

Operator
And our next question is a follow-up from Jackie Bohlen with KBW. Please go ahead.

Jackie Bohlen
Hi, just two quick follow-ups for me. Ron, if you have it handy, can you remind us what the interchange impacts will be in 2019 just from the last Durbin? I know it’s minimal, but just with that line broken out now if you would have it handy?

Ronald Nicolas
No, I don’t have that handy, Jackie. But I can follow-up on our next call on that.

Jackie Bohlen
Okay. That will be great. Thank you. And then, just on the really small NPL pick-up that happened in the quarter, if you had any color on that.

Steven Gardner
Yes. It’s just a one-off loan. We are not seeing trends anywhere and we are very well secured on that credit.

Jackie Bohlen
Okay. Great. Thanks that’s all I had.

Operator
And our next question is from Don Worthington with Raymond James. Please go ahead.

Don Worthington
Thank you. Good morning.

Steven Gardner
Good morning, Don.

Ronald Nicolas
Good morning, Don.

Don Worthington
Just wanted to see if you could give a little color on the increase in Ag loans during the quarter? Was that kind from the old Heritage Oaks franchise?

Steven Gardner
It is, Don, and it’s that team as we talked about when we acquired Heritage Oaks, we had done quite a bit of due diligence on that team. We were very comfortable with the credits and the folks on the team. And so, we’ve grown it a little bit and then there is also some seasonality that plays into that line of business as you might imagine.

Don Worthington
Okay. And then, would you look at loan purchases as a way to grow loans more this year?

Steven Gardner
I mean, we’ve always considered and at various times have done loan purchases. It’s something that we would consider, but we are not currently looking at it, this point.

Don Worthington
Okay. All right. Thanks.

Operator
And our next question is a follow-up from Matthew Clark with Piper Jaffray. Please go ahead.

Matthew Clark
Hi, just want to ask you on your outlook for the efficiency ratio. I think in the past, you talked about getting to the mid to high 40s and just wanted to get your updated thoughts on that outlook with integrating Grandpoint by the end of the first quarter of next year?

Steven Gardner
Yes, no, absolutely. I think that that is still the way that we are modeling it and thinking about it. We obviously have a lot of work to do to get through here 2018. But following the Grandpoint system conversion in October of this year that we would expect that all of the cost savings would ultimately be realized in Q1 of 2019 and with the teams fully integrated, we think we’d be in good position to begin to realize those levels of efficiencies in 2019.

Matthew Clark
Great. Thank you.

CONCLUSION

Operator
And this concludes our question-and-answer session. I would like to turn the conference back over to the management team for any closing remarks.

Steven Gardner
Thank you, Austin, and I want to thank you everyone for joining us this morning. If you have any further questions, please feel free to give either Ron or myself a call and we would be happy to talk to you. Have a great day.

Operator
The conference is now concluded. Thank you for attending today's presentation. You may now disconnect.